UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2015

Golar LNG Partners LP
(Translation of registrant’s name into English)
2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton, HM 11, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2015

Highlights

•	Golar LNG Partners LP reports net income attributable to unit holders of $31.3 million and operating income of $58.7 million for the first quarter of 2015.

•	Generated distributable cash flow of $40.3 million for the first quarter with a coverage ratio of 1.05.

•	Strong operational performance with 100% availability of the fleet for scheduled operations.

•	Completed the purchase of the Golar Eskimo FSRU for $390 million on January 20.

Subsequent Events

•	Declared a 3% increase in distribution to $0.5775 per unit for the first quarter.

•	Successful placement of a USD 150 million bond in the Norwegian bond market.

•	Received bank commitments, subject to documentation, on a $180 million refinancing facility in respect of the Golar Maria and Golar Freeze.

Financial Results Overview
Golar LNG Partners L.P. ("Golar Partners" or the "Partnership") reports net income attributable to unit holders of $31.3 million and operating income of $58.7 million for the first quarter of 2015 ("the first quarter"), as compared to net income attributable to unit holders of $36.7 million and operating income of $63.2 million for the fourth quarter of 2014 ("the fourth quarter") and net income attributable to unit holders of $32.7 million and operating income of $53.8 million for the first quarter of 2014.
The $4.9 million increase in 2015 first quarter operating income over the same period in 2014 predominantly reflects a $12.2 million increase in revenue received offset by associated ownership and operating costs in respect of the Golar Igloo FSRU which was acquired on March 28, 2014 and the Golar Eskimo which was acquired on January 20, 2015. The Golar Igloo FSRU operates during a nine-month window that runs between March 1 and November 30. First quarter 2015 revenue therefore includes an additional 27 days hire in respect of the Igloo equivalent to $4.2 million and 71 days hire in respect of the Golar Eskimo equivalent to $9.6 million. Offsetting both was a $1.4 million revenue reduction in respect of the Golar Grand which was returned at the end of its contract by BG Group in mid-February and re-chartered to Golar LNG Limited (“Golar”) at a lower rate in accordance with existing agreements. Vessel operating expenses, voyage and commission costs, administration expenses and depreciation and amortisation increased by a collective $7.2 million compared to the same period in 2014 primarily reflecting the additional 86 and 71 days ownership and operating costs of the Golar Igloo and Golar Eskimo respectively.

A decrease in revenue net of voyage expenses from $101.4 million in the fourth quarter to $98.5 million in the first quarter reflects a number of factors. The additional $9.6 million received in respect of the 71 days hire for the Golar Eskimo FSRU was offset by a $9.2 million reduction in revenue from the Golar Igloo FSRU due to two of its scheduled three months downtime occurring during the first quarter and the $1.4 million reduction in hire from the LNG carrier Golar Grand following the Partnerships' exercise of its put option to Golar at 75% of the vessel's existing rate with BG Group. The remaining $1.9 million reduction in revenue primarily reflects the shorter quarter (90 days versus 92 days) and a further depreciation in the value of the Brazilian Real and corresponding reduction in revenues for the FSRUs Golar Spirit and Golar Winter.
Vessel operating expenses at $15.6 million were $1.1 million higher than the fourth quarter cost of $14.5 million mainly due to the addition of the Golar Eskimo FSRU to the fleet on January 20. Administration expenses at $1.5 million were in line with the fourth quarter.
Net interest expense at $12.5 million for the first quarter was $1.5 million higher than the fourth quarter predominantly due to associated interest costs in respect of the assumption of $162.8 million debt and a $220.0 million vendor loan from Golar, following the Eskimo acquisition. No new swaps were entered into during the quarter and no existing swaps matured. As at March 31, 2015, the Partnership had undrawn credit facilities of $45 million.
Other financial items for the first quarter were a loss of $10.4 million compared to an $8.1 million loss in the fourth quarter. This included non-cash mark-to-market valuation losses on interest rate swaps of $5.9 million in the first quarter as a result of a decrease in 3-year and 5-year interest swap rates by 19bps and 24bps respectively. This compares to a $5.0 million loss in the fourth quarter.
Tax expense at $2.2 million was $2.5 million lower than the prior quarter. Most of the decrease is due to a $1.2 million reduction in the amount of deferred Indonesian tax released to the income statement.
The Partnership's Distributable Cash Flow1 for the first quarter was $40.3 million as compared to $48.3 million in the fourth quarter and the coverage ratio was 1.05 as compared to 1.29 for the fourth quarter. The decline in coverage is mainly due to the two months of no earnings for the Golar Igloo during its scheduled winter downtime.
1Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Acquisitions

On January 20, 2015 Golar Partners completed its acquisition of the companies that own and operate the Golar Eskimo FSRU for $390.0 million. The Partnership financed the purchase price with $7.2 million of cash on hand, the proceeds of a $220.0 million loan from Golar and the assumption of $162.8 million of outstanding bank debt in respect of the Golar Eskimo on the closing date of the acquisition.

Delivered from builders Samsung Heavy Industries in December 2014, the FSRU went on to complete a series of modifications to make the vessel compatible with the terminal being constructed in Aqaba, Jordan. In connection with the acquisition, the Partnership also entered into an agreement with Golar pursuant to which Golar pays the Partnership an aggregate amount of $22.0 million starting in January 2015 and ending in June 2015 for the right to use the FSRU.  Of the $22 million, $9.6 million was recognised in the first quarter and $12.4 million will be recognised in the second quarter. In return, the Partnership must remit to Golar any hire payments actually received with respect to the vessel during this period and, at Golar's request, charter the vessel to a third party prior to the earlier of the commencement of hire payments from Jordan under the Golar Eskimo Time Charter and June 30, 2015. Accordingly, Golar will receive all revenues in connection with a 20-day voyage charter entered into in early May for the collection of the vessels commissioning cargo, any hire received between May 26 and June 30 under the ten-year time charter with the Government of the Hashemite Kingdom of Jordan and approximately $9.2 million of revenue in respect of fees relating to the later-than-scheduled start-up of operations in Jordan.

The transaction has been accounted for as a business combination and the determination of the fair values of the assets and liabilities acquired from Golar are currently provisional and will be finalized in due course.

Corporate and other matters

In January 2015 the Partnership and Golar announced the pricing of an underwritten secondary offering of 7,170,000 common units representing limited partner interests in the Partnership offered by Golar at a price of $29.90 per unit.  The Partnership did not receive any proceeds from the sale of common units in the offering, and the number of common units outstanding will remain unchanged. Golar will use the proceeds of the sale to reinvest in its GoFLNG floating liquefaction projects.

On April 27, 2015, Golar Partners declared a distribution for the first quarter of $0.5775 per unit. This represents a $0.015 or an approximate 3% per unit increase from the fourth quarter 2014 distribution and brings the quarterly distribution up to a level that was recommended by management when the acquisition of the Eskimo was announced in December 2014.
The first quarter dividend was paid on May 14, 2015 on total units of 62,870,335.

Operational Review
Once again, Golar Partners fleet performed well during the quarter with 100% utilisation of all vessels during their scheduled operations. No vessels were drydocked during the quarter, although the Golar Igloo took the opportunity of its winter downtime window to undergo some guarantee claim work performed by the shipyard in drydock. The Golar Freeze FSRU commenced its drydock after the quarter end and management currently expects to incur approximately 30-40 days of offhire during the second quarter in respect of this FSRU. The Golar Grand represents the only remaining vessel in the fleet scheduled to be dry-docked before year end.

The Golar Eskimo has arrived in Jordan having collected an LNG cargo and is preparing to commence commissioning.

Financing and Liquidity
As of March 31, 2015, the Partnership had cash and cash equivalents of $55.4 million and undrawn revolving credit facilities of $45 million. Total debt and capital lease obligations net of total cash balances was $1,301.4 million as of March 31, 2015.

Based on the above net debt amount and annualized2 first quarter 2015 adjusted EBITDA3, Golar Partners debt to adjusted EBITDA multiple was 4.0 times. This ratio is expected to decrease as a function of attaining a full quarter’s earnings for the Golar Igloo and Golar Eskimo.

Subsequent to quarter end, the Partnership has received bank commitments, subject to documentation, for a $180 million facility comprised of a $150 million term loan and a $30 million revolving credit facility. The facility will be used to repay approximately $134 million of long term debt, that matures in 2015 and the $20 million revolving facility provided by Golar. The signing of the loan documentation, drawdown and repayment are expected to occur before the end of the second quarter. Secured against the Golar Maria LNG carrier and Golar Freeze FSRU , the facility will have a tenor of 36-months, the $150 million term loan will be repaid in 12 quarterly instalments plus a balloon payment of $114 million at maturity and the facility carries interest at LIBOR plus a margin of up to 195bps.

As of March 31, 2015, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,035.2 million (including swaps with a notional value of $227.2 million in connection with the Partnership's bonds but excluding $100 million of forward starting swaps) representing approximately 76% of total debt and capital lease obligations, net of restricted cash. The average fixed interest rate of swaps related to bank debt is approximately 2.07% with average maturity of approximately 2.9 years as of March 31, 2015. Subsequent to the quarter end Golar Partners has entered into a $100 million 2.0679% fixed rate non-amortising interest rate swap with a tenor of 7 years.

As of March 31, 2015, the Partnership had outstanding bank debt of $989.9 million with average margins, in addition to LIBOR or fixed swap rates, of approximately 2.46% and a Norwegian Krone (NOK) bond of $161.3 million with a fixed rate of 6.485%. The Partnership has a currency swap to hedge the NOK exposure in this bond. As the US dollar has appreciated against the NOK the value of the bonds in USD terms has fallen whilst the swap liability has grown. The total swap liability as at March 31, 2015, which also includes an interest rate swap element, was $73.7 million. The Partnership also has a $220 million vendor loan from Golar entered into in connection with the acquisition of the Golar Eskimo. The vendor loan has a tenor of 2 years and an average interest rate of LIBOR plus 2.84%

On May 11, 2015 the Partnership launched a USD 150 million five year non-amortising bond in the Norwegian bond market. The oversubscribed issue successfully priced the same day at LIBOR plus 4.4%. Golar Partners subsequently entered into interest rate swaps to hedge the aggregate principal of the bond such that the all-in interest cost for the $150 million will be approximately 6.275%. The net proceeds from the bond issue are expected to be used to repay debt, including vendor loans, and for general corporate purposes. Golar Partners expects to refinance the balance of the vendor loan ahead of its maturity in January 2017 and continues to monitor the secured Term Loan B market with this in mind.

2Annualized means the figure for the quarter multiplied by 4.
3Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Outlook

Operating earnings and distributable cash flow coverage ratio are expected to improve in the second quarter as a result of a number of factors. The Golar Igloo is expected to be earning for the whole of the second quarter as compared to only 31 days in the first quarter as a consequence of the vessels winter downtime period. Having been acquired in January the Golar Eskimo is also expected to provide a full quarter of operating earnings in the second quarter. Offsetting this will be expected offhire time of approximately 30-40 days for the Golar Freeze due to its drydock in the second quarter as well as a full quarter of reduced earnings for the Golar Grand given its new contract rate. As noted above there are no further dry-dockings planed in 2015 other than the Golar Grand.

Following the acquisition of the Golar Eskimo, Golar Partners has a total order backlog of $2.5 billion with an average remaining contract term of 5.7 years, as at March 31, 2015.

Golar Partners distributions have increased approximately 8% for the full year 2014 and approximately 3% thus far in 2015. Further growth via acquisitions will most likely come from vessels within Golar’s fleet of 11 modern LNG carriers and 1 newbuild FSRU that get contracted on a long-term basis in the coming years. Currently the most likely first of these is a potential long-term contract for the Golar Tundra FSRU commencing in 2016. However, Golar Partners have in recent months also been involved in specific discussions with regards to acquiring LNG assets under long term contracts from third parties. To date no agreements have been reached mainly due to differing views on valuation.

Golar LNG has recently announced that it has entered into a heads of agreement for its second GoFlng new building project. Golar Partners sees Golar’s GoFLNG liquefaction projects as an extremely interesting growth prospect given the high margin and long-term nature of these assets.

With first class operations, a solid revenue backlog, a strong balance sheet and a good coverage ratio the Partnership is very well strategically positioned. Given with the opportunities the Partnership foresees, particularly for FLNG and FSRU assets, the Board is confident that Golar Partners can deliver profitable growth in earnings and increased distributions to its unitholders over the coming years.

May 27, 2015
Golar LNG Partners L.P.
Hamilton, Bermuda.
Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo - Chief Finance Officer
Graham Robjohns - Chief Executive Officer

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2015	2014	2014	2014
	Jan-Mar	Jan-Mar	Oct-Dec	Jan-Dec
(in thousands)

Revenue - time charter earnings	$86,246	$87,690	$102,244	$396,026
Revenue - time charter earnings from related parties[1]	13,600	—	—	—
Total operating revenues	99,846	87,690	102,244	396,026
Vessel operating expenses	15,646	13,631	14,537	59,191
Voyage and commission expenses	1,311	1,189	850	6,048
Administrative expenses	1,545	1,449	1,485	5,757
Depreciation and amortization	22,600	17,648	22,203	80,574
Total operating expenses	41,102	33,917	39,075	151,570

Operating income	58,744	53,773	63,169	244,456

Financial (expenses) income
Interest income	265	300	275	1,131
Interest expense	(12,734)	(9,881)	(11,232)	(43,781)
Other financial items	(10,370)	(6,204)	(8,064)	(22,118)
Net financial expenses	(22,839)	(15,785)	(19,021)	(64,768)

Income before tax	35,905	37,988	44,148	179,688
Tax	(2,168)	(2,804)	(4,677)	5,047

Net income	33,737	35,184	39,471	184,735
Less: Net income attributable to non-controlling interests	(2,479)	(2,443)	(2,749)	(10,581)

Net income attributable to Golar LNG Partners LP Owners	$31,258	$32,741	$36,722	$174,154

Weighted average units outstanding (in thousands of units):
Common units	45,663	45,663	45,663	45,663
Subordinated units	15,949	15,949	15,949	15,949
General partner units	1,257	1,257	1,257	1,257

(1) Revenue from related parties includes revenue from the charter of the Golar Eskimo and the Golar Grand to Golar.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	At March 31,	At December 31,
	2015	2014
(in thousands)

ASSETS
Short-term
Cash and cash equivalents	$55,412	$98,998
Restricted cash	25,609	25,831
Inventories	975	89
Other current assets	21,991	16,638
Total Short-Term Assets	103,987	141,556
Long-term
Restricted cash	152,496	146,552
Vessels and vessels under capital leases, net[1]	1,995,694	1,623,423
Intangibles, net[2]	15,077	16,032
Other long term assets	25,150	28,639
Total Assets	2,292,404	1,956,202

LIABILITIES AND EQUITY
Short-term
Short-term debt due to related parties	$20,000	$20,000
Current portion of long-term debt	133,558	124,221
Other current liabilities	134,586	123,802
Amounts due to related parties	14,538	9,851
Total Short-Term Liabilities	302,682	277,874
Long-term
Long-term debt	1,017,612	908,311
Obligations under capital leases	143,728	150,997
Long term debt due to related parties	220,000	—
Other long-term liabilities	17,123	17,281
Total Liabilities	1,701,145	1,354,463

Equity
Total Partners' capital	530,165	536,207
Accumulated other comprehensive loss	(6,203)	(2,086)
Non-controlling interest	67,297	67,618

Total Liabilities and Equity	2,292,404	1,956,202

(1) The Partnership acquired the Golar Eskimo on January 20, 2015. The fair value of the assets and liabilities of Golar Eskimo is provisional and will be finalized in due course.
(2) The Partnership concluded its fair value exercise of the assets and liabilities of the Golar Igloo acquired in March 2014, which resulted into the recognition of intangible asset. The purchase price was finalized in Q3 2014.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands )	2015	2014	2014	2014
	Jan-Mar	Jan-Mar	Oct-Dec	Jan-Dec

OPERATING ACTIVITIES
Net income	$33,737	$35,184	$39,471	184,735
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,600	17,648	22,203	80,574
Unrealized foreign exchange gains	(427)	(135)	(148)	(674)
Interest element included in obligations under capital leases	91	15	821	1,639
Amortization of deferred charges	975	861	707	3,554
Drydocking expenditure	(2,563)	(248)	—	(2,468)
Recognition of foreign tax losses	—	—	—	(11,832)
Release of deferred tax asset	1,278	—	2,308	2,308
Trade accounts receivable	(5,027)	(386)	(1,090)	(1,989)
Inventories	(278)	337	1	1,005
Prepaid expenses, accrued income and other assets	2,227	6,884	1,051	8,901
Amount due to/ from related companies	3,594	(775)	864	6,659
Trade accounts payable	289	(18)	(449)	755
Accrued expenses	(3,483)	2,411	2,225	24
Other current liabilities	(4,207)	(1,059)	3,436	3,789
Net cash provided by operating activities	48,806	60,719	71,400	276,980

INVESTING ACTIVITIES
Additions to vessels and equipment	(1,310)	(192)	—	(1,293)
Acquisition of subsidiaries, net of cash acquired from Golar[1]	(6,872)	(148,048)	—	(155,319)
Restricted cash and short-term investments	(12,655)	198	(10,783)	(11,143)
Net cash used in investing activities	(20,837)	(148,042)	(10,783)	(167,755)

FINANCING ACTIVITIES
Proceeds from short-term debt due to related parties	—	20,000	—	20,000
Proceeds from long-term debt	50,000	70,000	40,000	115,000
Repayments of obligations under capital leases	—	—	—	(41)
Repayments of long-term debt	(81,017)	(19,158)	(19,262)	(93,558)
Non-controlling interest dividend	(2,800)	(3,660)	(2,800)	(13,740)
Cash distributions paid	(37,300)	(33,991)	(36,068)	(140,142)
Financing costs paid	(438)	(33)	(640)	(846)
Net cash (used in)/provided by financing activities	(71,555)	33,158	(18,770)	(113,327)

Net (decrease)/increase in cash and cash equivalents	(43,586)	(54,165)	41,847	(4,102)
Cash and cash equivalents at beginning of period	98,998	103,100	57,151	103,100
Cash and cash equivalents at end of period	$55,412	$48,935	$98,998	$98,998
(1) In addition to the cash consideration paid for the acquisition of the Golar Eskimo in January 2015, there was a non-cash consideration in relation to the assumption of the bank debt of $162.8 million and recognition of a vendor loan of $220 million from Golar.

APPENDIX A - RECONCILATION OF NON-GAAP FINANCIAL MEASURES
Distributable Cash Flow (“DCF”)
Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, and maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners' capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner's performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(in thousands)	Three months ended March 31, 2015	Three months ended December 31, 2014
Net income	33,737	39,471
Add:
Depreciation and amortization	22,600	22,203
Unrealized loss from interest rate derivatives	5,905	5,018
Unrealized net gain from foreign exchange retranslation	(427)	(148)
Deferred costs amortization	975	707
NR Satu deferred tax	1,278	2,308

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(19,424)	(17,387)
Non-controlling interest's share of DCF before maintenance and replacement capital expenditure	(4,330)	(3,912)

Distributable cash flow	$40,314	$48,260

Distributions declared:
Limited partners	$35,581	$34,657
General partner	2,951	2,643

Coverage ratio	1.05	1.29

Adjusted EBITDA
Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.
The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership's ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three months ended March 31,
(in thousands)	2015	2014
Net income	$33,737	$35,184

Depreciation and amortization	22,600	17,648
Net financial expenses	22,839	15,785
Tax	2,168	2,804

Adjusted EBITDA	$81,344	$71,421
Annualized adjusted EBITDA	$325,376	$285,684

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•
statements about market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNGV) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;

•
statements about Golar Partners and Golar LNG's ability to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	Golar Partners ability to increase distributions and the amount of any such increase;

•	Golar Partners ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the FSRU, Golar Eskimo, which we acquired from Golar in January 2015;

•	our estimates of annual contracted revenues that may be generated by the acquisition of the Golar Eskimo;

•	Golar Partners anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of Golar Partners ability to make cash distributions on the units or any increases in cash distributions;

•	Golar Partners future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	Golar Partners ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnerships charterers;

•	Golar Partners ability to maintain long-term relationships with major LNG traders;

•	Golar Partners ability to leverage Golar LNG's relationships and reputation in the shipping industry;

•	Golar Partners ability to purchase vessels from Golar LNG in the future;

•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	Golar Partners ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners business;

•	availability of skilled labor, vessel crews and management;

•	Golar Partners general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	Golar Partners ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of Golar Partners securities in the public market;

•	Golar Partners business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, Golar Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: May 27, 2015	By:	/s/ Graham Robjohns
Graham Robjohns Principal Executive Officer